February 18, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Moog Inc.
Form 10-K for the Fiscal Year Ended October 2, 2010
Filed December 1, 2010
Definitive 14A Filed December 20, 2010
File No. 001-05129

Dear Ms. Long:

We have reviewed your January 5, 2011 letter regarding your comments on the above-referenced SEC filings.  For your convenience, we have included the Staff’s comments in italics before each of our responses.

Form 10-K for the Fiscal Year Ended October 2, 2010
Signatures, Page 107

Comment 1:

We note that your principal financial officer and your principal accounting officer have each signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal financial officer and your principal accounting officer.  Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors.  Please see General Instruction D(2)(a) of Form-10K and the signature page section of Form 10-K.  Please revise accordingly in future filings.

Response:

In future filings, our principal financial officer and principal accounting officer will sign our annual report on Form 10-K on behalf of the registrant and in their respective capacities as principal financial officer and principal accounting officer.

Definitive Proxy Statement
Compensation Discussion and Analysis, Page 17

Comment 2:

In future filings please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.  Please show us what your disclosure would look like.

Response:

In future filings, we will provide clear disclosure that addresses how each compensation component and our decisions regarding these elements fit into our overall compensation objectives and their impact regarding other elements.  As noted in Exhibit A, Compensation Discussion and Analysis, Summary, each of the three major components of our total compensation program (base salary, cash bonus and SARs) is considered independently.  However, as noted in the Summary, our Compensation and Stock Option Committees also consider how our total compensation compares with the compensation of comparable executives in peer organizations.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraphs 3, 4 and 6, as well as paragraphs 4 and 5 of The Process for Determining Stock Appreciation Rights Awards for our planned disclosure.  Note that Exhibit A consists of the Company’s Compensation Discussion and Analysis as it appears in the Company’s most recent proxy statement, with such changes as we believe are responsive to the Staff’s comments.

The Process for Determining Of Compensation, Page 19

Comment 3:

We note the disclosure in the second paragraph regarding the pay ranges established by the Hay Group.  In future filings, please describe how each element of compensation and total compensation compared to this range for each named executive officer.  Please show us what your disclosure would look like.

Response:

In future filings, we will clarify that we engage the Hay Group to recommend appropriate base salary ranges for each named executive officer.    We do not engage the Hay Group to make annual recommendations for other elements of compensation, or total compensation.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraph 3, and Summary, for our planned disclosure.

Comment 4:

In future filings, please tell us about the role of your Chief Executive Officer in determining his own compensation.  In doing so, please address whether he makes recommendations with respect to his own compensation and whether the Executive Compensation Committee approved or made any adjustments to the CEO’s recommendations for his compensation.  Please show us what your disclosure would look like.

Response:

In future filings, we will describe the role of our Chief Executive Officer in determining his own compensation.  We will state that he makes recommendations with respect to his own compensation and whether the Executive Compensation Committee approved or made any adjustments to the CEO’s recommendations for his compensation.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraph 3, for our planned disclosure.

Comment 5:

In future filings, please provide a materially complete description of the correlation between the factors listed in clauses (1) through (4) and actual base salaries for each named executive officer.  Please show us what your disclosure would look like.

Response:

In future filings, we will describe the factors considered in the determination of base salaries.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraphs 3 and 4, for our planned disclosure.

Comment 6:

In the process of setting base salaries, we note disclosure in the first full paragraph of page 20, that you take into account the individual performance of each named executive officer and that the Executive Compensation Committee approves or adjusts the recommendation of the CEO.  In future filings, for each named executive officer, please describe the elements of individual performance taken into account.  Please provide a detailed response and to the extent required for clarity please address each named executive officer individually.  See Item 402(b)(1)(vii) of Regulation S-K.  Please show us what your disclosure would look like.

Response:

In future filings, we will describe the elements of performance taken into account.   Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraphs 3 and 4, for our planned disclosure.

Comment 7:

In future filings, please disclose whether the Executive Compensation Committee used its discretion to adjust the base salaries of each of the named executive officers.  Please show us what your disclosure would look like.

Response:

In future filings, we will disclose whether the Executive Compensation Committee used its discretion to adjust the base salaries of each of the named executive officers.  In 2010, the Executive Compensation Committee did use its discretion to increase base salaries above the recommendation of the CEO for three of the named executive officers.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraph 3, for our planned disclosure.

Comment 8:

In future filings, please disclose your actual historical percentage improvement in earnings per share achieved for the named executive officers to obtain their awards of annual cash bonuses.  Please also provide us with the actual EPS amount you used to determine the annual cash bonus for 2010.  Please show us what your disclosure would look like.

Response:

In future filings, we will disclose the Company’s consolidated percentage improvement in earnings per share, which is used in determining the amounts of the annual cash bonuses for each of the named executive officers.  In 2010, the Company’s consolidated earnings per share was $2.36, a 19.2% improvement over earnings per share in 2009.   Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determination of Compensation, paragraph 6, for our planned disclosure.

The Process for Determining Stock Option Awards, Page 20

Comment 9:

Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances.  Please revise accordingly in future filings.  Please show us what your disclosure would look like.

Response:

Our stock option plans are no longer actively used because almost all of shareholder authorized awards have been previously granted.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determining Stock Option Awards, for our planned disclosure to that effect.

Comment 10:

In future filings, please disclose whether the Executive Compensation Committee approved, or used its discretion to adjust, the recommendation of the CEO.  Please show us what your disclosure would look like.

Response:

Our stock option plans are no longer actively used because almost all of shareholder authorized awards have been previously granted.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determining Stock Option Awards, for our planned disclosure to that effect.

The Process for Determining Stock Appreciation Rights Awards, Page 21

Comment 11:

In future filings, please disclose the factors the CEO and the Executive Compensation Committee used to determine the amount of stock appreciation rights to award to each named executive officer.  In future filings, please also disclose whether the Executive Compensation Committee approved, or used its discretion to adjust, the recommendation of the CEO.  Please show us what your disclosure would look like.

Response:

In future filings, we will disclose the factors the CEO and the Executive Compensation Committee used to determine the amount of stock appreciation rights to award to each named executive officer.  We will also disclose whether the Executive Compensation Committee approved, or used its discretion to adjust, the recommendation of the CEO.  Please refer to Exhibit A, Compensation Discussion and Analysis, The Process for Determining Stock Appreciation Rights Awards, paragraphs 4 and 5, for our planned disclosure.

Risk Review, Page 21

Comment 12:

We note your disclosure in response to Item 402(s) of Regulation S-K that you have determined that it is not reasonably likely that your compensation programs would have a material adverse effect on your company.  Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In formulating and evaluating the Company’s executive compensation program, the Committee considers whether the program incentivizes excessive risk taking.  The Committee regularly reviews the executive compensation program to ensure that it closely aligns the interests of our named executive officers with our shareholders.  As noted within the CD&A, any payout of cash bonuses is dependent upon the year-over-year earnings per share growth rate, and there are no individual performance incentives within the formula.  With respect to SARs, the number of SARs granted does not consider individual performance incentives, and the Company’s SAR program is intended to reward long-term success and to align executive’s financial interests with those of long-term shareholders, thus minimizing excessive risk taking.  The Committee regularly considers these factors when arriving at the conclusion that the compensation program does not encourage or incent excessive risk taking.

The Company’s executive compensation program is designed to balance competing interests.  On the one hand, we recognize that near-term shareholder value can be created by the achievement of near-term results.  Recognizing this reality, annual salary increases and cash bonuses are tied to annual earnings per share performance.  On the other hand, the Company’s business, particularly in aerospace and defense, requires that executives make decisions and commitments, whose benefits in financial terms take years to develop.  The Company’s executive Stock Appreciation Rights Program is intended to reward long-term success and to align executive’s financial interest with those of long term shareholders.

The Executive Compensation Committee and the Stock Option Committee of the Board of Directors have followed consistent practices over the last twenty-two years.  Over those years, the members of those Committees have seen no evidence that our compensation programs have had a material adverse effect on our Company.  On the contrary, the Company’s performance has been remarkably consistent.  In fourteen of the last sixteen years, the Company has achieved year over year earnings increases of 10% or more.  Since 1998, compound annual growth in earnings per share has been approximately 11%.  The Directors view this consistent performance as persuasive evidence that the leadership of the Company is not incentivized to take unreasonable risk in order to achieve short term results at the expense of the long term health and welfare of the shareholders’ investment.

In connection with responding to your comments, Moog acknowledges that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses and proposed disclosures in future filings adequately address the comments in your letter.  If you have any questions or require any additional information, please contact me at (716) 652-2000.

Sincerely,

Donald R. Fishback
Chief Financial Officer

cc:	Robert T. Brady, Moog – Chairman of the Board and Chief Executive Officer
Sherry Haywood - SEC
Andrew Schoeffler - SEC

EXHIBIT A - COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Company’s Compensation Program

The objectives of the Company’s executive compensation program are to:

(1) Provide a compensation package that will attract, retain, motivate and reward superior executives who must operate in a highly competitive and technologically challenging environment.

(2) Relate annual changes in executive compensation to overall Company performance, as well as each individual’s contribution to the results achieved. The emphasis on overall Company performance is intended to align the executives’ financial interests with increased shareholder value.

(3) Achieve fairness in total compensation with reference to external comparisons, internal comparisons and the relationship between management and non-management remuneration.

The Company’s executive compensation program is designed to balance competing interests. On the one hand, we recognize that near-term shareholder value can be created by the achievement of near-term results. Recognizing this reality, annual base salary increases and cash bonuses are tied to annual earnings per share performance. On the other hand, the Company’s business, particularly in aerospace and defense, requires that executives make decisions and commitments whose benefits, in financial terms, take years to develop. The Company’s Stock Appreciation Rights program is intended to reward long-term success and to align executives’ financial interests with those of long-term shareholders.

Looking across the spectrum of U.S. public companies, it’s evident there are a variety of approaches to executive compensation, each of which can be successful under the right set of circumstances. The Company has used its current approach since Mr. Brady became CEO in 1988. Restructuring charges detracted from the Company’s financial performance in the early 1990’s and the global recession negatively impacted performance during the 2009 fiscal year. However, from 1995 the Company has consistently increased earnings per share in all but fiscal 2009, and in 14 of the last 16 years, the Company has achieved year-over-year earnings per share increases of 10% or more. Since 1998, compound annual growth in earnings per share has been approximately 11%. In turn, our Class A share price has increased from $2.30 at the beginning of the 1995 fiscal year to $35.40 by the end of the 2010 fiscal year. The Company believes the effectiveness of its relatively simple, straightforward approach to executive compensation has been evidenced by this superior performance record, and, in turn, the superior performance of our stock.  Broader use of individual performance incentives is not compatible with our approach to executive compensation.

Elements of the Executive Compensation Program

Salaries

The Company uses the Hay Job Evaluation System for professional employees, including its named executive officers. The Hay methodology is an analytical, factor-based scheme that measures the relative size of jobs in the form of points within an organization. Each named executive officer has a written position description evaluated with the Hay Job Evaluation System.  Base salary ranges for each position are determined in collaboration with the Hay Group.  The Hay Group provides annual peer company salary survey information which provides the basis for determining a competitive base salary range for each position.  It is our objective to pay base salaries at, or slightly above, market averages for similar positions in peer companies.  Named executive officer’s base salaries are reviewed annually and increases within salary ranges are determined based on a combination of Company and individual performance.

Management Profit Share

The Company’s senior leadership, both managerial and technical, numbers about 400 persons. This entire group, including the named executive officers, participates in a Management Profit Sharing Program in which a cash bonus payout each year is a function of the year-over-year growth rate in the Company’s earnings per share.  A simple established formula is used to determine the cash bonus amount.  Any payout depends entirely on the Company’s year over year growth rate in earnings per share.  There are no individual performance incentives in the formula and the formula is not changed year to year.

The Company uses this single metric to underscore the importance of collaboration at all levels of leadership. The Company supplies products to a diverse array of customers in a variety of global markets. The common thread is that the technology used in high-performance motion control and fluid flow systems, and our key technical resources, are transportable from one segment to another in response to fluctuating global customer demands. Having our senior leadership focus on “what’s good for the Company” has been an important factor in the Company’s consistent performance.

Stock Options

Over the Company’s history, stock option awards have been a consistent element of executive compensation. The 1998 Stock Option Plan covered the award of options on 2,025,000 shares of Class A shares and terminated in December 2007. The 2003 Stock Option Plan covers an additional 1,350,000 Class A shares and will terminate in 2012. In the interest of maintaining alignment between management and shareholders interests, the 2003 plan imposes a three-year holding period on option shares unless previously owned stock is used in payment of the option exercise price. All stock option awards are priced at the market-closing price on the day the Stock Option Committee approves the option awards.

Stock options issued to executives are intended to be Incentive Stock Options (ISO’s), and those issued to directors, as non-employees, are Non-Qualified Stock Options. Stock options issued to executives and directors cannot be exercised until at least one year after the option grant. Each executive’s option grant contains a vesting schedule, with the vesting schedule constructed to maintain the treatment of the options as ISO’s. However, in certain cases options granted to executive officers will be treated as Non-Qualified due to IRS limitations. Stock options issued to directors do not have a vesting schedule and can be exercised at any time starting one year after the option grant.

Stock options were generally granted once a year through the 2008 fiscal year. The options were priced at the New York Stock Exchange closing price on the day the Board approved the option grants. It is Company policy not to re-price option grants. The number of stock option grants under these plans did not consider individual performance incentives.  A fixed number of equal grants were awarded to each named executive officer, with a slightly larger number of grants to the CEO.  The number of annual stock option awards was determined after collaboration with the Hay Group utilizing their peer company survey data.  The Company granted stock options under these plans which were less than peer companies.  Almost all of the shares authorized in the 1998 and 2003 Plans have been granted as options.

Stock Appreciation Rights

The shareholders of the Company, on January 9, 2008, approved the Moog Inc. 2008 Stock Appreciation Rights Plan (the “SAR Plan”) providing for the award of stock appreciation rights (“SARs”). SARs confer a benefit based on appreciation in value of the Company’s Class A shares, and are payable in the form of Class A shares, to non-employee directors, officers and employees of the Company and its subsidiaries. The SAR Plan, which will terminate on January 9, 2018, covers the award of a total of 2,000,000 SARs.

The purpose of the SAR Plan is to promote the long term success of the Company and to create shareholder value by (a) encouraging non-employee directors, officers and employees performing service for the Company to focus on critical long-range objectives, (b) encouraging the attraction and retention of eligible participants with exceptional qualifications, and (c) linking participants directly to stockholder interests through ownership of the Company. The Plan seeks to achieve this purpose by providing for awards in the form of SARs that derive value only from the appreciation in price of the Company’s stock and that are payable in shares of Company stock.

Similar to the previous awards of stock options, the number of annual SARs awarded was determined in collaboration with the Hay Group utilizing peer company survey data.  The Company has awarded SARs that are similar in number to previous annual stock option grants.  Annual SARs awarded to executive officers have to date been at values below the 50th percentile of the Company’s peer companies. No individual performance incentives are used to determine the number of named executive officer grants.

Retirement Programs

The Company’s U.S. based named executive officers participate in a defined benefit retirement plan covering Moog’s U.S. based employees. The Company believes that a key element in attracting and retaining employees at all levels of the organization includes a retirement plan. The Company has long provided a defined benefit plan, and new U.S. employees hired after January 1, 2008 are covered under a defined contribution plan. The benefit accrual available to U.S. based executive officers under the qualified defined benefit plan is limited to $245,000 in base compensation. The Company maintains a Supplemental Executive Retirement Plan (“SERP”) for its executive officers to bridge the gap between legally mandated limits on qualified pension plan benefits and the retirement benefits offered at comparable public companies. While the Company formally funds the qualified defined benefit plan, the SERP is not formally funded.  The Company’s objective is to provide total retirement benefits that are competitive with peer group companies.

The value of pension benefits for each named executive officer can be found in the table on page 29.

Medical Coverage

The Company’s named executive officers participate in the same health insurance programs available to all employees. In addition, our executive officers have coverage under an enhanced medical insurance policy that generally covers all unpaid healthcare expenses deductible under IRS guidelines. This supplemental coverage plan was established many years ago in accordance with industry practice for senior executives. We believe that conforming in this way to industry standards is an aid in executive retention.  This belief has been verified by the Hay Group survey of peer group companies.

Vacation, Disability and Group Life Insurance

Named executive officers participate in the same vacation, disability and life insurance programs as all other Moog employees. Life insurance coverage for employees is based upon a multiple of salary, with the multiple for named executive officers’ generally two times annual salary.

The Company’s primary U.S. vacation plan provides an annual basic benefit of three weeks once an employee has reached five years of service. In addition, our plan has a unique feature. Beginning on the tenth anniversary of employment, in addition to the standard three weeks vacation, each employee is awarded an additional seven weeks of vacation. This award occurs again every five years. This plan was created by our founder, Bill Moog, with the idea that every few years each employee might have the opportunity for a brief sabbatical. This feature serves to attract and retain key talent. The unused vacation accumulates annually. Under certain circumstances, such as when employees have a significant personal need such as major home repairs, high medical costs, college tuition bills for their children, among others, employees can exchange unused vacation for cash. The payment of cash in lieu of vacation is subject to management approval, with the employee needing to demonstrate financial need. As a practical matter, many long-term employees retire with a substantial amount of unused vacation which is then paid in cash.

Termination Benefits

Named executive officers and other members of executive management are provided Termination Benefit Agreements that are triggered under certain circumstances, including a change in control. Under these agreements, executive officers receive salary continuance for up to three years based upon length of service, management profit share on a prorated basis in the year of termination, medical coverage, life and disability benefits and club dues for one year. These agreements are designed to retain executives and provide continuity of management in the event of a change in control. The Company believes that these severance and change in control benefits are required to attract and retain executive talent in a marketplace where such benefits are commonly offered. Further information can be found under the heading Potential Payments Upon Termination or Change in Control section on pages 31-33.

Other Benefits

The Company reimburses fees for membership in certain private clubs so that the Company’s executives have these facilities available for entertaining customers, conducting Company business and fulfilling community responsibilities.

THE PROCESS FOR DETERMINATION OF CASH COMPENSATION

The Executive Compensation Committee of the Board of Directors is composed solely of independent, non-employee directors. The Committee meets in executive session to determine CEO compensation, and has final approval on all key elements of executive compensation.

The Hay Group Job Evaluation system is used to develop ratings for each senior executive position. Each year the committee is provided data from Hay Group that relates existing base pay levels to the Hay numerical ratings. These data provide a base salary range mid-point for each job rating with a minimum and maximum for the salary range which is ± 30% from the mid-point. The Committee employs the Hay Group to recommend appropriate base salary ranges for each of the named executive officers.  In order to recommend the base salary ranges, the Hay Group makes comparisons to two groups of companies. The first group is their entire database of U.S. industrial companies. The second comparison is a group of fifteen companies whose businesses are similar to Moog’s and whose revenues are reasonably comparable. For the 2010 fiscal year this group consisted of Rockwell Collins, Alliant Techsystems, Curtiss-Wright, BE Aerospace, Esterline, the Triumph Group, Woodward Governor, Hexcel, Kaman, Orbital Sciences, AAR, Teledyne, Spirit Aerosystems, Cubic, and Precision Castparts.  The Hay Group annually determines if the named executive officers are within a reasonable range of market base salary medians.

The process for setting annual base salaries is one wherein the CEO makes recommendations for merit base salary increases, and occasionally, base salary adjustments needed to position an executive officer appropriately in his base salary range, including for his own position.  The Committee approves or adjusts those recommendations for a final determination. The most recent final determinations of the Committee included base salary adjustments which increased the base salaries for Mr. Brady, Mr. Johnson, and Mr. Scannell. As part of this process, the CEO prepares a performance appraisal for each executive officer, including himself, which is reviewed in detail by the Committee. These performance appraisals take into consideration the outcomes achieved by the unit or function for which the officer is responsible.  In addition, the performance appraisals may take into consideration the conduct and contribution of the officer in achieving those results, the support provided by the officer and the organization he manages in achieving overall Company results, and the officer’s achievements in developing organizational strength for the future, as appropriate. In addition to the review of each officer’s performance appraisal, the CEO and the Committee review the relationship of the officer’s salary to the Hay Group base salary range data provided for each officer position. The Committee generally expects that a new officer with limited experience will be in the lower quartiles of the survey. As the officer’s capabilities develop and achievements accumulate, the Committee generally expects the officer will move through the mid-point range of the survey range and ultimately be positioned in the upper quartiles. When appropriate, the Committee will make adjustments to achieve this positioning.

In developing his recommendations for base salary increases and adjustments for the named Executive Officers, the CEO has consistently used a framework which relates percentage increases to merit ratings for each individual.  Each year the management of the Company selects a rating scheme for merit raises for the entire Company.  In a typical year a satisfactory performance for an officer will earn a 3% increase, meritorious performance a 4%, and outstanding performance 5.5%.  The CEO rates the performance of each of the named Executive Officers.  For the CEO, CAO (Chief Administrative Officer) and CFO, the rating depends on the performance of the whole Company.  A manager of a unit achieving profit contributions of 9.8% or less would typically be rated acceptable.  Profit contribution between 9.8% and 11.7% would typically be considered meritorious performance, and outstanding performance would typically be only for those whose profit contribution exceeded 11.7%.  Qualitative factors may then be considered when appropriate.  The executive’s performance is considered with respect to developing and leading an effective organization, making effective personnel selections, encouraging the development of new technology and new products, addressing the competitive market pressures, responding appropriately to unusual market conditions and challenges, and preparing his organization for his succession.  A positive rating with respect to these considerations achieves the highest available merit rating, and a negative assessment results in a lower rating.  In the 2010 fiscal year the Company achieved a 19% increase in EPS and, not surprisingly, all named executives were rated outstanding.

The Committee is mindful of the IRS limitation on deductibility of compensation over $1 million, and only Mr. Brady’s compensation for 2010 has exceeded the IRS limitation.

Annual cash bonuses paid to senior executives are developed in accordance with our Management Profit Share Plan in which there are about 400 participants. For this group, cash bonuses are paid each year in which the Company achieves growth in earnings per share. The bonus amount payable to each participant is determined by multiplying the participant’s base salary by the product of the percentage improvement in Moog’s earnings per share and a multiplier of 1.33, 1.00 or 0.67 based on a participant’s responsibilities. Our named executives are a subset of a group of about 55 senior executives who have the highest level of responsibility in the Company. Each person in this group receives a cash bonus that is equal to the participant’s base salary multiplied by the percentage improvement in earnings per share times 1.33. The second group of senior managers numbers about 65. Each person in this group receives a cash bonus that is equal to the participant’s base salary multiplied by the percentage improvement in earnings per share times 1.00. The largest group numbers about 280 people. Each person in this group receives a cash bonus that is equal to the participant’s base salary multiplied by the percentage improvement in earnings per share times 0.67. The multiplier is used to achieve bonus payments which, in years of strong earnings growth, are somewhat comparable to the bonus plans in other companies for executives in each group. The result is a plan which pays very modest bonuses for top executives compared to companies in the peer group.  The Company’s earnings per share increase and named executive officer bonus history follows:

Year	EPS increase %	NEO Bonus %
2010	19.2%	25.54%
2009	None	0
2008	17.5%	23.27%

In years where there is no increase in earnings per share and, therefore, no bonus paid, the named executive officer’s total compensation is less than peer companies.

THE PROCESS FOR DETERMINING STOCK OPTION AWARDS

The Stock Option Committee of the Board is composed solely of independent non-employee directors. The Company believes that stock ownership on the part of executive officers serves to align the leadership of the Company with the interest of shareholders, and that a stock option plan is an attractive and effective way for the officers to accumulate a stock ownership position. The Committee does not use a formulaic approach, but in years when performance is considered adequate, the Committee invites the CEO to make recommendations for stock option awards. These recommendations are either approved or adjusted by the Committee. With regard to the CEO, stock option awards are determined by the Stock Option Committee. The Committee has always been mindful of the relationship between the number of options awarded and the shares outstanding. As of the 2010 fiscal year end, the Company’s outstanding unexercised options were 3.5% of the total outstanding shares.  During the 2010 fiscal year, there were no options awarded.  The plans are no longer actively used because almost all of shareholder authorized shares have been previously granted.

THE PROCESS FOR DETERMINING STOCK APPRECIATION RIGHTS AWARDS

The Stock Option Committee of the Board of Directors has been appointed by the Board of Directors to administer the Company’s Stock Appreciation Rights Plan. The Stock Option Committee has the authority, subject to the terms of the Plan, to determine the persons eligible to receive awards, when each award will be granted, the terms of each award, including the number of SARs granted, and to construe and interpret the terms of the Plan and awards granted under it. SARs under the Plan may not be repriced.

The Plan only provides for awards of SARs. A SAR award will contain such terms and conditions as determined by the Stock Option Committee, subject to the terms of the Plan, including the date on which the SARs becomes exercisable and the expiration date of the SARs. The exercise price of a SAR will be equal to the fair market value of one Class A share on the date of grant. The total number of SARs awarded to any one employee during any fiscal year of the Company may not exceed 50,000 SARs.

SARs will vest and be exercisable pursuant to the terms and conditions outlined in each participant’s award agreement, as determined by the Stock Option Committee. SARs will not become exercisable earlier than the first anniversary of the date of grant, and vested SAR awards will be exercisable by participants only until the tenth anniversary of the date of grant.

In the development of the plan for Stock Appreciation Rights, the Stock Option Committee engaged Hay Associates in a consulting capacity.  The Stock Option Committee, in collaboration with the CEO and the Chief Administrative Officer selected a pattern of SAR distributions that followed the pattern the Company had used in awarding Stock Options.  In that pattern, all Officers except the CEO are awarded the same number of SARs, and a smaller number are awarded to other senior executives.  The Hay analysis indicates that the value of the Company’s awards in SARs are below the 25th percentile of industry practice.

During the 2010 fiscal year, SAR awards of 20,250 shares for the CEO and 15,375 shares for each of the other named executive officers were granted.  As discussed above, the Committee does not use a formulaic approach, but in years when performance is considered adequate, the Committee invites the CEO to make recommendations for SAR awards. These recommendations are either approved or adjusted by the Committee. With regard to the CEO, SAR awards are determined by the Stock Option Committee. For 2010 the Stock Option Committee approved the grants recommended by the CEO, without adjustments.  The Committee remains mindful of the relationship between the number of SARs awarded and the shares outstanding.  As of the 2010 fiscal year end, the Company’s outstanding unexercised SAR awards were 1.0% of the total outstanding shares.

SUMMARY

   In our total compensation scheme each of the three major elements, base salary, cash bonus and SARs, are considered independently.  However, the Compensation and Stock Option Committees also consider how our total compensation compares with the total compensation of comparable executives in peer organizations.  The results of those comparisons in recent years are as follows.  Our base salaries for named executive officers who have been in their positions for a number of years are in the upper quartiles.  Those new to their positions are, as one would expect, in the lower quartiles.  Our cash bonuses, as determined under our Management Profit Share Plan, are low by comparison to peer organizations.  The value of our SARs awards is below the 25th percentile of industry practice.  In total, our direct compensation for named Executive Officers is generally below the 50th percentile, and our CEO is below the 25th percentile of peer companies.

RISK REVIEW

In formulating and evaluating the Company’s executive compensation program, the Executive Compensation Committee considers whether the program incentivizes excessive risk taking.  The Executive Compensation Committee believes the components of the Company’s executive compensation program provide an appropriate mix of fixed and variable pay; balance short-term operational performance with long-term increases in shareholder value; reinforce a performance-oriented environment; and encourage recruitment and retention of key executives.

The Executive Compensation Committee and the Stock Option Committee of the Board of Directors have followed consistent practices over the last twenty-two years.  Over those years, the members of those Committees have seen no evidence that our Compensation Programs have had a material adverse affect on our Company.  On the contrary, the Company’s performance has been remarkably consistent.  In fourteen of the last sixteen years, the Company has achieved year over year earnings per share increases of 10% or more.  Since 1998, compound annual growth in earnings per share has been approximately 11%.  The Directors view this consistent performance as persuasive evidence that the leadership of the Company is not incentivized to take unreasonable risk in order to achieve short term results at the expense of the long term health and welfare of the shareholders investment.

THE PROCESS FOR CHANGING OTHER EXECUTIVE BENEFITS

Any changes in benefit plans which include and affect named executive officers are presented to the Executive Compensation Committee for review and approval and presentation to the entire Board.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Executive Compensation Committee of the Board of Directors has reviewed and discussed with Moog’s management the above Compensation Discussion and Analysis. Based on this review and these discussions with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

John D. Hendrick, Chair	Brian J. Lipke

Raymond W. Boushie	Albert F. Myers